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October 11, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0406

Attention: Perry J. Hindin

    RE:   OPTIUM CORPORATION
          AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1
          FILED SEPTEMBER 28, 2006
          REGISTRATION NO. 333-135472

Ladies and Gentlemen:

     This letter is being furnished on behalf of Optium Corporation (the "COMPANY") in response to comments contained in the letter dated October 6, 2006 (the "LETTER") from Perry J. Hindin of the Staff (the "STAFF") of the Securities and Exchange Commission (the "COMMISSION") to Eitan Gertel, Chief Executive Officer of the Company, with respect to Amendment No. 2 to the Company's Registration Statement on Form S-1 (the "REGISTRATION STATEMENT") that was filed with the Commission on September 28, 2006. Amendment No. 3 to the Registration Statement ("AMENDMENT NO. 3"), including the prospectus contained therein, is being filed via Edgar on behalf of the Company with the Commission on October 11, 2006. Amendment No. 3 reflects a 1 for 12 reverse stock split of the Company's common stock, and includes a bona fide estimate of the range of the sale price to the public in the offering covered by the Registration Statement of $13.50 to $15.50 per share. The midpoint of this range ($14.50 per share) is consistent with the midpoint of the range provided in our letter to the Staff dated September 11, 2006 ($14.22 per share, as adjusted for the Company's reverse stock split).

     The responses and supplementary information set forth below have been organized in the same manner in which the Commission's comments were organized and all page references in the Company's response are to Amendment No. 3 as marked. Copies of this letter and its attachments are being sent under separate cover to Tim Buchmiller of the Commission. The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.

                                   *****

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Securities and Exchange Commission
October 11, 2006
Page 2

GENERAL

1.   PLEASE SUBMIT ON EDGAR YOUR LETTER TO US DATED SEPTEMBER 11, 2006.

     RESPONSE: Our letter dated September 11, 2006 has been submitted on EDGAR.

2. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 1. IT DOES NOT APPEAR YOU HAVE PROVIDED US WITH INDEPENDENT AND OBJECTIVE SUPPORT FOR THE BASIS OF YOUR BELIEF THAT YOU ARE A LEADING SUPPLIER OF HIGH PERFORMANCE OPTICAL SUBSYSTEMS FOR USE IN CABLE TV NETWORK SYSTEMS. WITHOUT SUCH SUPPORT, IT WOULD APPEAR INAPPROPRIATE TO MAKE SUCH CLAIM IN YOUR PROSPECTUS. PLEASE ADVISE OR REVISE.

     RESPONSE: The prospectus contained in Amendment No. 3 has been revised on pages 3, 31, 33 and 49 in response to the Staff's comment to remove the word "leading" when references to our products include products used in cable TV network systems.

3. IN ADDITION, THE CONCLUSIONS YOU HAVE REACHED REGARDING YOUR STATUS AS A LEADING SUPPLIER OF OPTICAL SUBSYSTEMS FOR USE IN TELECOMMUNICATIONS SYSTEMS, INCLUDING THE DOLLAR FIGURES AND PERCENTAGES CITED IN YOUR RESPONSE LETTER, ARE NOT READILY APPARENT FROM THE SUPPLEMENTAL INFORMATION YOU HAVE PROVIDED IN EXHIBIT A. PLEASE SUPPLEMENT THIS INFORMATION TO SUPPORT YOUR CONCLUSIONS.

     RESPONSE: Further information on the estimated total market size for subsystems with transmission speeds of 10Gb/s for use in telecommunications network systems and the Company's estimated market share is supplementally provided with this letter.

LEGAL PROCEEDINGS, PAGE 59

4. WE NOTE YOUR DISCLOSURE REGARDING THE JDS UNIPHASE AND EMCORE COMPLAINT. DISCLOSE THE RELIEF SOUGHT. PLEASE ALSO TELL US IN YOUR RESPONSE LETTER WHAT PERCENTAGE OF YOUR REVENUE AND GROSS PROFIT IS CONTRIBUTED BY SALES OF THE 1550 NM HFC EXTERNALLY MODULATED TRANSMITTER AND/OR PRODUCTS OF WHICH THE TRANSMITTER IS A COMPONENT.

     RESPONSE: The prospectus contained in Amendment No. 3 has been revised on page 59 in response to the Staff's comment. Information regarding the percentage of revenues and gross profit contributed by sales of the 1550 nm HFC externally modulated transmitter and/or products of which the transmitter is a component is supplementally provided with this letter.

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Securities and Exchange Commission
October 11, 2006
Page 3

MANAGEMENT, PAGE 60

5. Provide succinct descriptions of each individual's business experience for the last five years, leaving no ambiguities or gaps of time. For example, please clarify the month and year during which Mr. Barbookles' term as Chairman and Chief Executive Officer of Nova Analytics Corporation and Nova Technologies commenced.

     RESPONSE: The prospectus contained in Amendment No. 3 has been revised on page 61 in response to the Staff's comment.

                                  *****

     If you require additional information, please telephone John J. Egan III at (617) 570-1514 or the undersigned at (617) 570-1410.

     Sincerely,


     /S/ JOHN B. STEELE
     ------------------------------
     John B. Steele